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Milan

VIA EDGAR AND FEDEX DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:          Matthew Crispino, Jan Woo

Re:	Playtika Holding Corp.
Registration Statement on Form S-1

Filed December 18, 2020

File No. 333-251484

Ladies and Gentlemen:

On behalf of Playtika Holding Corp., a Delaware corporation (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 30, 2020, relating to the above referenced Registration Statement on Form S-1, which was filed on December 18, 2020 (the “Registration Statement”). We are submitting this letter via EDGAR, and the Company intends to file Amendment No. 1 to the Registration Statement on Form S-1, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comment (the “Amended Registration Statement”).

For ease of review, we have set forth below, in bold type, each of the numbered comments in the Staff’s letter, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations, page 79

1.

If material, please revise to address (with quantification if possible) how future stock based compensation costs will be impacted by the planned issuances under the 2020 Plan, as described on page 64.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it plans to revise its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in the Amended Registration Statement regarding the impacts of the planned issuances under the 2020 Plan on the Company’s future stock-based compensation costs by adding the following disclosure:

“We anticipate that, shortly following the pricing of this offering, subject to approval of our board of directors or an authorized committee thereof, we will grant substantially all of the then-available shares under the 2020 Plan in the form of stock options and RSU awards, of which we anticipate (1) approximately 60% to 70% of the shares will be awarded as stock options, and (2) approximately 30% to 40% of the shares will be awarded as RSUs. The options are expected to be granted on the date of the pricing of this offering, and will have an exercise price per share equal to the fair market value per share of our common stock on the date of grant, which our 2020 Plan defines as the initial price per share to the public of our common stock for awards issued on the pricing date. The RSUs are expected to be granted immediately following the filing of a Registration Statement on Form S-8 with respect to the 2020 Plan, which we anticipate filing on the day immediately following the pricing of this offering, and will have a grant date fair value equal to the closing price per share on the date of grant. All such awards are expected to be subject to vesting requirements over future service periods in accordance with the terms of such awards. The compensation expenses associated with these awards will be dependent on a number of variables that cannot be determined at this time, including, among other variables, the total number and mix of options and RSUs granted, the ultimate vesting terms of such awards, the fair market value per share of our common stock on the applicable date of grant of such awards, and, in the case of the options, the then-current market interest rates and the volatility of peer companies. Such expenses could be material to the Company’s future financial statements.”

* * *

December 31, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8197 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Treska
Michael Treska, Esq. of LATHAM & WATKINS LLP

Enclosure

cc:	Craig Abrahams, President and Chief Financial Officer, Playtika Holding Corp.

Michael Cohen, Executive Vice President, General Counsel and Secretary, Playtika Holding Corp.

Charles K. Ruck, Esq., Latham & Watkins LLP

Benjamin A. Potter, Esq., Latham & Watkins LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

3